BioZone Pharmaceuticals, Inc.
550 Sylvan Avenue, Suite 101
Englewood Cliffs, New Jersey 07632

August 17, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Dana Hartz

Re:	BioZone Pharmaceuticals, Inc.
Item 4.02 of Form 8-K Dated August 8, 2012
Filed August 13, 2012
File No. 333-146182

Dear Ms. Hartz:

BioZone Pharmaceuticals, Inc. (the “Company”) hereby submits the following responses to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated August 16, 2012 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K filed on August 8, 2012 (the “Form 8-K”).  Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form 8-K (“Amendment No. 1”).  For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

1.
Please clarify whether you are restating the March 31, 2011 or March 31, 2012 period. In your first paragraph you state that “the period ended March 31, 2011 should no longer be relied upon” yet in the second paragraph you state that the “Company determined that the financial statements filed for the three month period end March 31, 2012 contained a misstatement.”

Response:

The Company hereby confirms that it will be restating the financial statements for the three month period end March 31, 2012 (the “Financial Statements”).  Accordingly, the language in Amendment No. 1 accurately reflects that date.

2.
Please clarify whether the expenses that should be “recharacterized” were already included in the income statement and are now be reclassified to a different line item in the Consolidated Statement of Earnings or if the expenses were previously excluded from the Financial Statements.

Response:

The Company hereby confirms that certain “recharacterized” expenses were previously included in the Financial Statements.  However, the Company will include interest expense related to certain convertible promissory notes that were not previously recorded in the Financial Statements.  Accordingly, the Company added language in Amendment No. 1 that discloses the need to amend the Financial Statements to include interest expense that was not previously recorded.

3.	Please also provide us with an estimated time-frame as to when you intend to file the Form 10-Q/A.

Response:

The Company filed the Form 10-Q/A on August 17, 2012.

Acknowledgement of the Accuracy and Adequacy of Disclosure

•	The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (201) 608-5101 or the Company’s securities counsel, Sichenzia Ross Friedman Ference LLP, attention Jay Yamamoto, at (212) 930-9700.

Very Truly Yours,

/s/ Elliot Maza
___________________
Elliot Maza
Chief Executive Officer